SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 2, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Notice to the Annual General Meeting of Nokia Corporation

Stock exchange release	1 (9)
2 March 2023

Nokia Corporation

Stock Exchange Release

2 March 2023 at 14:00 EET

Notice to the Annual General Meeting of Nokia Corporation

Espoo, Finland – Notice is given to the shareholders of Nokia Corporation (“Nokia” or the "Company") to the Annual General Meeting to be held on Tuesday, 4 April 2023 at 13:00 EEST at Messukeskus Siipi, Rautatieläisenkatu 3, Helsinki, Finland.

The reception of persons who have registered for the Meeting and the distribution of voting tickets will commence at 12:00 noon EEST.

Shareholders can also exercise their voting rights by voting in advance. Instructions for advance voting are presented in this notice under section C. Instructions for the participants of the AGM.

Shareholders may follow the Annual General Meeting through a webcast. Following the webcast is not considered participation or exercise of shareholders’ rights in the Meeting. Instructions regarding the webcast are available in this notice under section C. and later on on the Company’s website www.nokia.com/agm.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of a person to confirm the minutes and a person to verify the counting of votes

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Presentation of the Annual Accounts, the review by the Board of Directors and the auditor’s report for the financial year 2022

- Review by the President and CEO

7. Adoption of the Annual Accounts

8. Resolution on the use of profit shown on the balance sheet and authorization of the Board of Directors to decide on the distribution of dividend and assets from the reserve for invested unrestricted equity

The Board of Directors proposes to the Annual General Meeting that based on the balance sheet to be adopted for the financial year ended on 31 December 2022, no dividend is distributed by a resolution of the Annual General Meeting. Instead, the Board proposes to be authorized to decide on the distribution of an aggregate maximum of EUR 0.12 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.

The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the period of validity of the authorization unless the Board of Directors decides otherwise for a justified reason. The authorization would be valid until the opening of the next Annual General Meeting. The Board would make separate resolutions on the amount and timing of each distribution of the dividend and/or assets from the reserve for invested unrestricted equity so that the preliminary record and payment dates will be as set out below. Nokia shall make a separate announcement of each such Board resolution.

www.nokia.com

Stock exchange release	2 (9)
2 March 2023

Preliminary record date	Preliminary payment date
25 April 2023	4 May 2023
25 July 2023	3 August 2023
24 October 2023	2 November 2023
30 January 2024	8 February 2024

Each installment based on the resolution of the Board of Directors will be paid to a shareholder registered in the Company’s shareholders’ register maintained by Euroclear Finland Ltd. on the record date of the payment.

9. Resolution on the discharge of the members of the Board of Directors and the President and CEO from liability for the financial year 2022

10. Presentation and adoption of the Remuneration Report

The Remuneration Report will be available on the Company’s website at www.nokia.com/agm on week 9 of 2023.

The Remuneration Report is adopted through an advisory resolution.

11. Resolution on the remuneration to the members of the Board of Directors

On the recommendation of the Corporate Governance and Nomination Committee the Board proposes to the Annual General Meeting that the annual fee payable to the Board members elected, save for the Chair of the Board, would be proposed to be increased by EUR 15 000. Other remuneration payable to the Board and Committee members would remain at an unchanged level. Consequently, on the recommendation of the Board’s Corporate Governance and Nomination Committee and in line with the Company’s Remuneration Policy, the Board of Directors proposes to the Annual General Meeting that the annual fee payable to Board members for a term ending at the close of the next Annual General Meeting be as follows:

•	EUR 440 000 for the Chair of the Board;

•	EUR 210 000 for the Vice Chair of the Board;
•	EUR 185 000 for each member of the Board;
•	EUR 30 000 each for the Chairs of the Audit Committee and the Personnel Committee and EUR 20 000 for the Chair of the Technology Committee as an additional annual fee; and
•	EUR 15 000 for each member of the Audit Committee and Personnel Committee and EUR 10 000 for each member of the Technology Committee as an additional annual fee.

The additional annual fees are paid to all members of the above-mentioned Committees, including the Board Chair for service in any of the Board Committees.

The Board proposes that approximately 40% of the annual fee be paid in Nokia shares either purchased from the market on behalf of the Board members or alternatively delivered as treasury shares held by the Company. The rest of the annual fee would be paid in cash to cover taxes arising from the remuneration. The directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board.

www.nokia.com

Stock exchange release	3 (9)
2 March 2023

In addition, the Board of Directors proposes that the meeting fees for Board and Board Committee meetings remain at the current level and are paid to all Board members, including the Board Chair. The meeting fees are based on potential travel required between the Board member’s home location and the location of a meeting and paid for a maximum of seven meetings per term as follows:

•	EUR 5 000 per meeting requiring intercontinental travel; and

•	EUR 2 000 per meeting requiring continental travel.

Moreover, it is proposed that members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Board Committee work. The meeting fees, travel expenses and other expenses would be paid in cash.

12. Resolution on the number of members of the Board of Directors

On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the number of Board members be ten (10). However, should any number of the candidates proposed by the Board not be able to attend the Board, the proposed number of Board members shall be decreased accordingly.

13. Election of members of the Board of Directors

Bruce Brown and Edward Kozel have informed the Board’s Corporate Governance and Nomination Committee that they will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting.

On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that for a term until the close of the next Annual General Meeting, the following persons are elected as Board members in an individual election following international market practice, enabling shareholders to vote separately on individual Board member candidates:

1)	Sari Baldauf (current member, Chair);

2)	Thomas Dannenfeldt (current member);

3)	Lisa Hook (current member);

4)	Jeanette Horan (current member);

5)	Thomas Saueressig (current member);

6)	Søren Skou (current member, Vice Chair);

7)	Carla Smits-Nusteling (current member);

8)	Kai Öistämö (current member);

9)	Timo Ahopelto (new member candidate); and

10)	Elizabeth Crain (new member candidate).

The biographical details of all Board member candidates are presented on the Company’s website www.nokia.com/agm.

www.nokia.com

Stock exchange release	4 (9)
2 March 2023

The Corporate Governance and Nomination Committee has assessed that the proposed Board members enable the efficient functioning of the Board and are qualified both collectively and individually based on their skills, experience and other personal qualities, taking into account the diversity principles established by the Board and the current and future needs of the Company.

All proposed Board members have given their consent to being elected as members of the Board of Directors and been determined to be independent of Nokia and its significant shareholders under the Finnish Corporate Governance Code and the rules of the New York Stock Exchange, as applicable.

The Corporate Governance and Nomination Committee intends to propose in the assembly meeting of the new Board of Directors to be held after the Annual General Meeting that Sari Baldauf be re-elected as Chair of the Board and Søren Skou as Vice Chair of the Board, subject to their election to the Board of Directors.

14. Resolution on the remuneration of the Auditor

On the recommendation of the Board’s Audit Committee, the Board of Directors proposes to the Annual General Meeting that the auditor to be elected for the financial year 2024 be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Board’s Audit Committee.

15. Election of Auditor for the financial year 2024

The Board of Directors proposes to the Annual General Meeting that the shareholders would elect the auditor for the financial year commencing next after the election. Therefore, on the recommendation of the Board’s Audit Committee, the Board of Directors proposes to the Annual General Meeting that Deloitte Oy be re-elected as the auditor of the Company for the financial year 2024.

Deloitte Oy has informed the Company that the auditor in charge would be Authorized Public Accountant Marika Nevalainen.

16. Authorization to the Board of Directors to resolve to repurchase the Company’s own shares

The Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to resolve to repurchase a maximum of 550 million shares, which corresponds to less than 10 percent of the Company’s total number of shares. The repurchases under the authorization are proposed to be carried out by using funds in the unrestricted equity, as resolved by the Board of Directors, which means that the repurchases will reduce the distributable funds of the Company.

The price paid for the shares under the authorization shall be based on the market price of Nokia share on the securities markets on the date of the repurchase or a price otherwise formed in a competitive process. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board of Directors. The Company may enter into derivative, share lending or other arrangements customary in capital market practice.

The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). The Board shall resolve on all other matters related to the repurchase of Nokia shares.

www.nokia.com

Stock exchange release	5 (9)
2 March 2023

It is proposed that the authorization be effective until 3 October 2024 and terminate the authorization for repurchasing the Company’s shares granted by the Annual General Meeting on 5 April 2022 to the extent that the Board has not previously resolved to repurchase shares based on such authorization.

17. Authorization to the Board of Directors to resolve to issue shares and special rights entitling to shares

The Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to resolve to issue in total a maximum of 550 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Companies Act in one or more issues during the effective period of the authorization. The Board of Directors may issue either new shares or treasury shares held by the Company. The proposed maximum amount corresponds to less than 10 percent of the Company’s total number of shares.

Shares and special rights entitling to shares may be issued in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans or for other purposes resolved by the Board of Directors. The Board of Directors shall resolve on all terms and conditions of the issuance of shares and special rights entitling to shares under Chapter 10, Section 1 of the Finnish Companies Act.

It is proposed that the authorization be effective until 3 October 2024 and terminate the authorization for issuance of shares and special rights entitling to shares resolved at the Annual General Meeting on 5 April 2022.

18. Closing of the Meeting

B. Documents of the Annual General Meeting

This notice, all the proposals by the Board of Directors relating to the agenda of the Meeting, the Remuneration Report as well as the “Nokia in 2022” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report, are available on the Company’s website at www.nokia.com/agm on week 9 of 2023. The minutes of the Annual General Meeting will be available on the Company’s aforementioned website at latest on 18 April 2023.

C. Instructions for the participants of the Annual General Meeting

1. The right to participate and registration

Each shareholder who is registered on the record date of the meeting on 23 March 2023, in the register of shareholders of the Company maintained by Euroclear Finland Oy, has the right to participate in the Annual General Meeting 2023. A shareholder, whose shares are registered on his/her Finnish book-entry account or equity savings account, is automatically registered in the register of shareholders of the Company. The shareholders who do not have a Finnish book-entry account, please refer to the section 4. Holders of nominee-registered shares or the section 5. Holders of American Depositary Receipts (ADR) for further instructions.

www.nokia.com

Stock exchange release	6 (9)
2 March 2023

The registration period for the Annual General Meeting commences on 8 March 2023 at 10:00 EET. A shareholder, with a Finnish book-entry account, who wishes to participate in the Annual General Meeting, must register for the Meeting by giving prior notice of attendance no later than on 28 March 2023 at 16:00 EEST by which time the registration needs to be received by the Company. Such notice of registration can be given:

a)	through the Company's website at www.nokia.com/agm

Registration by natural persons requires strong electronic authentication. A natural person logging into the service via the Company’s website will be directed to an electronic authentication page. Strong electronic authentication takes place with personal online banking credentials or a mobile certificate. In connection with the online registration the shareholder may also authorize a proxy representative and vote in advance.

Registration by legal persons as shareholders requires them to provide the business identification code and the number of their Finnish book-entry account. In case a legal entity uses the electronic Suomi.fi authorization service, strong electronic authentication of the authorized individual is required either with personal online banking credentials or a mobile certificate. For further information, please refer to the section 3. Proxy representatives and powers of attorney.

b)	by letter to Nokia Corporation, Register of Shareholders, P.O. Box 226, Fl-00045 NOKIA GROUP; or

c)	by telephone to +358 20 770 6870 from Monday to Friday at 09:00 to 16:00 (Finnish time).

In connection with the registration, a shareholder is required to notify his/her name, personal identification number / birth date or the relevant business identification code, address, telephone number, the name of a possible assistant and the name and the personal identification number/birth date of a possible proxy representative.

2. Advance voting

Shareholders with a Finnish book-entry account or equity savings account may vote in advance on certain items on the agenda of the Annual General Meeting through the Company's website at www.nokia.com/agm, either in connection with their registration or separately.

The advance voting will open on 8 March 2023 by 10:00 EET and end on 28 March 2023 at 16:00 EEST.

For natural persons, voting in advance requires strong electronic authentication through personal online banking credentials or a mobile certificate.

Legal entities voting in advance requires them to provide the business identification code and the number of their Finnish book-entry account. In case a legal entity uses the electronic Suomi.fi authorization service, strong electronic authentication of the authorized individual is required either with personal online banking credentials or a mobile certificate. For further information, please refer to the section 3. Proxy representatives and powers of attorney.

A proposal subject to advance voting is considered to have been presented unchanged at the Annual General Meeting.

Shareholders who have voted in advance who wish to exercise their right to ask questions, demand a vote at the Annual General Meeting or vote on a possible counterproposal under the Finnish Companies Act must participate in the Annual General Meeting at the meeting venue in person or by way of proxy representation.

Further instructions relating to the advance voting will be later available on the Company's website at www.nokia.com/agm.

www.nokia.com

Stock exchange release	7 (9)
2 March 2023

For holders of nominee-registered shares, please note that the advance voting is carried out via the account manager of their custodian. The account manager may cast advance votes on behalf of the holders of nominee-registered shares that they represent in accordance with the voting instructions provided by the holders of nominee-registered shares during the registration period for the nominee-registered shares.

3. Proxy representatives and powers of attorney

A shareholder may participate in the Annual General Meeting by proxy. A proxy representative shall produce a dated proxy authorization document or otherwise in a reliable manner demonstrate their right to represent the shareholder. Should a shareholder participate in the Meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Meeting.

Proxy authorization documents should be delivered by email to agm@nokia.com or by letter to Nokia Corporation, Register of Shareholders, P.O. Box 226, Fl-00045 NOKIA GROUP at the latest by 28 March 2023 at 16:00 EEST. In case the proxy document is sent as a copy, we kindly ask the authorized person to present the original document at the meeting venue. In addition to the delivery of proxy documents the shareholder or his/her proxy shall separately register for the Annual General Meeting.

A template for the proxy document is available on the company’s website at www.nokia.com/agm.

Legal persons as shareholders may also use the electronic Suomi.fi authorization service instead of the traditional proxy authorization document. In this case, the legal person authorizes a representative nominated by it in the Suomi.fi service at www.suomi.fi/e-authorizations by using the mandate theme “Representation at the General Meeting”. In order to register and vote through Euroclear Finland Oy's online meeting service, the authorized person must use strong electronic identification (Finnish bank ID or mobile certificate), after which the electronic authorization will be checked automatically. More information available at www.suomi.fi/e-authorizations.

4. Holders of nominee-registered shares

A holder of nominee-registered shares has the right to participate in the Annual General Meeting by virtue of such shares, based on which they on the record date of the Annual General Meeting, i.e. on 23 March 2023, would be entitled to be registered in the shareholders’ register of the company held by Euroclear Finland Oy. The right to participate in the Meeting requires, in addition, that the shareholder on the basis of such shares has been registered into the temporary shareholders’ register held by Euroclear Finland Oy at the latest by 30 March 2023 by 14:00 EEST. As regards nominee-registered shares this constitutes due registration for the Annual General Meeting.

A holder of nominee-registered shares is advised to request without delay necessary instructions regarding the temporary registration in the shareholders’ register of the Company, the issuing of proxy authorization documents and registration for the Annual General Meeting from his/her custodian bank. The account management organization of the custodian bank shall temporarily register a holder of nominee-registered shares, who wants to participate in the Annual General Meeting, into the shareholders’ register of the Company at the latest by the time stated above.

In addition, the account management organization of the custodian bank shall arrange advance voting on behalf of the holders of nominee registered shares prior to the end of the registration period concerning holders of nominee-registered shares. Further information on these matters can also be found on the company’s website www.nokia.com/agm.

www.nokia.com

Stock exchange release	8 (9)
2 March 2023

5. Holders of American Depositary Receipts (ADR)

A holder of American Depositary Shares (ADR) intending to vote at the Meeting shall without delay notify the Depositary Bank of Nokia, Citibank, N.A., of his/her intention and shall comply with the instructions provided by Citibank, N.A.

6. Other instructions and information

Information on the General Meeting required by the Finnish Companies Act and the Securities Markets Act is available on the Company’s website www.nokia.com/agm. Pursuant to Chapter 5, Section 25 of the Finnish Limited Liability Companies Act, a shareholder who has given prior notice of attendance and is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

The shareholders, their representatives and possible assistants are required to prove their identity at the entrance. The personal data collected will only be used in connection with the identity authentications and necessary registrations at the Annual General Meeting and related to it. For more information, please refer to the privacy statement of the Annual General Meeting on the Company’s aforementioned website.

The meeting venue can be easily reached by public transportation connections. The shareholders are asked to note that parking is subject to a charge at the Messukeskus parking areas.

The Meeting will be conducted primarily in Finnish, and simultaneous translation will be available into English and Swedish, and as necessary, into Finnish.

Shareholders may follow the meeting via a webcast and submit written questions on the agenda items during the AGM through the webcast platform. Following the webcast is not considered participation or exercise of shareholders’ rights in the Meeting. Questions asked through the webcast are not deemed to be presented pursuant to Chapter 5, Section 25 of the Finnish Companies Act. The written questions may be considered in the Annual General Meeting in connection with each agenda item to the extent deemed appropriate by the Chair of the meeting. More information on following the webcast will be later available on the Company’s website at www.nokia.com/agm.

Changes in the number of shares held after the record date of the Annual General Meeting shall not have an effect on the right to participate in the Meeting nor on the number of votes held by a shareholder in the Meeting.

On the date of this notice of the Annual General Meeting the total number of shares in Nokia Corporation and votes represented by such shares is 5 632 297 576.

2 March 2023

Nokia Corporation

BOARD OF DIRECTORS

About Nokia

At Nokia, we create technology that helps the world act together.

www.nokia.com

Stock exchange release	9 (9)
2 March 2023

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2023	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer